

February 15, 2024

Roberta Brzezinski
Chief Executive Officer
Capitalworks Emerging Markets Acquisition Corp
c/o Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas
New York, NY 10105

> **Re: Capitalworks Emerging Markets Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 31, 2024**
> **File No. 001-41108**

Dear Roberta Brzezinski:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Adam Berkaw, Esq